GREAT-WEST
LIFECO INC.

December 9, 2005

RECEIVED
2005 DEC 12 P 4: 11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC
USA 20549

BY COURIER

05013190

Dear Sirs:

SUPPL

RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the Reports filed for shares purchased and cancelled under the Corporation's continuing Normal Course Issuer Bid dated:

- November 4, 2005 (common shares).
- November 8, 2005 (preferred Series E shares).
- November 11, 2005 (common shares).
- November 18, 2005 (common shares).
- November 23, 2005 (preferred Series E shares).
- November 30, 2005 (common shares and preferred Series E shares).

Also enclosed, pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the following documents:

- First Supplemental Indenture dated November 15, 2005, together with press releases in English and French, filed on SEDAR on November 28, 2005.
- Report of Exempt Issuer Bid (ON Form 42, QC-s. 189.1.2 Reg.), together with the Notice of Intention, concerning the Corporation's 2005 Normal Course Issuer Bid for Common Shares, filed on SEDAR on November 24, 2005.
- Reports of Exempt Issuer Bid (ON Form 42, QC-s. 189.1.2 Reg), together with the Notice of Intention, concerning the Corporation's 2005 Normal Course Issuer Bid for Preferred Shares, Series D and Series E, filed on SEDAR on November 24, 2005.

Please contact me directly at (204) 926-5364 if you have any questions.

Sincerely,

PROCESSED
DEC 13 2005
THOMSON
FINANCIAL

dlw 12/13

Bronya Rae-Pemberton
Associate Manager
Corporate Secretary's Office
Encls.

100 Osborne Street North
Winnipeg, Canada R3C 3A5 204-946-1190

L509-01/02

RECEIVED
2005 DEC 12 P 4: 10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

2005-11-16, 10:57:59, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	32000
Filing date	2005-11-16
Date of transaction	2005-11-04
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	32000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2005-11-16, 10:56:42, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2005-11-16		
Date of transaction	2005-11-04		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	32000		
Unit price or exercise price	28.2397	Currency	Canadian Dollar
Closing balance of securities held	32000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2005-12-02, 08:46:37, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Convertibl Series

Security designation	Convertible Preferred Shares Series E
Opening balance of securities held	37900
Filing date	2005-12-02
Date of transaction	2005-11-08
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	37900
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2005-12-02, 08:45:28, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Convertibl Series

Security designation	Convertible Preferred Shares Series E		
Opening balance of securities held	0		
Filing date	2005-12-02		
Date of transaction	2005-11-08		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	37900		
Unit price or exercise price	27.9012	Currency	Canadian Dollar
Closing balance of securities held	37900		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2005-11-22, 15:34:09, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	40000
Filing date	2005-11-22
Date of transaction	2005-11-11
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	40000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2005-11-22, 15:33:00, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	0
Filing date	2005-11-22
Date of transaction	2005-11-11
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	40000
Unit price or exercise price	28.4822 Currency Canadian Dollar
Closing balance of securities held	40000
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2005-11-25, 13:44:43, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	40000		
Filing date	2005-11-25		
Date of transaction	2005-11-18		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities disposed of	40000		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	0		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2005-11-25, 13:43:36, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2005-11-25		
Date of transaction	2005-11-18		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	40000		
Unit price or exercise price	28.9499	Currency	Canadian Dollar
Closing balance of securities held	40000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2005-12-02, 08:49:36, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Convertibl Series

Security designation	Convertible Preferred Shares Series E
Opening balance of securities held	24500
Filing date	2005-12-02
Date of transaction	2005-11-23
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	24500
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2005-12-02, 08:48:34, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Convertibl Series

Security designation	Convertible Preferred Shares Series E
Opening balance of securities held	0
Filing date	2005-12-02
Date of transaction	2005-11-18
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	24500
Unit price or exercise price	28.0427 Currency Canadian Dollar
Closing balance of securities held	24500
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2005-12-02, 08:52:03, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Convertibl Series

Security designation	Convertible Preferred Shares Series E		
Opening balance of securities held	1000		
Filing date	2005-12-02		
Date of transaction	2005-11-30		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities disposed of	1000		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	0		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2005-12-02, 08:51:09, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Convertibl Series

Security designation	Convertible Preferred Shares Series E
Opening balance of securities held	0
Filing date	2005-12-02
Date of transaction	2005-11-30
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	1000
Unit price or exercise price	27.9500 Currency Canadian Dollar
Closing balance of securities held	1000
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2005-12-05, 14:05:29, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	40000
Filing date	2005-12-05
Date of transaction	2005-11-30
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	40000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2005-12-05, 14:03:47, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	0
Filing date	2005-12-05
Date of transaction	2005-11-30
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	40000
Unit price or exercise price	29.4595 Currency Canadian Dollar
Closing balance of securities held	40000
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

GREAT-WEST
LIFECO INC.

RELEASE

TSX:GWO

Great-West Lifeco Amends Trust Indenture

Winnipeg, Nov. 28, 2005 ... Great-West Lifeco Inc. has amended the terms of its 6.67% Debentures due March 21, 2033.

The amendment, by way of supplemental trust indenture, will provide the holders of debentures with an additional event of default restricting the manner in which Lifeco may refinance its outstanding preferred shares that are considered by Lifeco to be permanent capital.

Copies of the indenture and the supplemental indenture may be found on SEDAR at www.sedar.com.

Great-West Lifeco Inc. is a financial services holding company with interests in the life insurance, health insurance, retirement savings and reinsurance businesses. The Company has operations in Canada and internationally through The Great-West Life Assurance Company, London Life Insurance Company and The Canada Life Assurance Company, and in the United States through Great-West Life & Annuity Insurance Company. Lifeco and its companies have more than $174 billion in assets under administration. Lifeco is a member of the Power Financial Corporation group of companies.

-30-

For more information contact:

Marlene Klassen
Director, Media & Public Relations
(204) 946-7705

GREAT-WEST
LIFECO INC.

COMMUNIQUÉ

TSX : GWO

Great-West Lifeco modifie Acte de fiducie

Winnipeg, le 28 novembre 2005 ... Great-West Lifeco Inc. a modifié les modalités de ses débentures émises à 6,67 %, qui arrivent à échéance le 21 mars 2033.

La modification, exécutée par la voie d'un acte de fiducie supplémentaire, procurera aux détenteurs des débentures un autre cas de défaut limitant la manière par laquelle la société Lifeco peut refinancer ses actions privilégiées en circulation, qu'elle considère comme des capitaux propres gelés.

Les copies de l'acte de fiducie et de l'acte de fiducie supplémentaire sont disponibles dans le site du SEDAR à www.sedar.com.

Great-West Lifeco Inc. est une société de portefeuille spécialisée dans les services financiers ayant des intérêts dans le domaine des assurances vie et maladie, de l'épargne-retraite et de la réassurance. L'entreprise exerce ses activités au Canada et à l'échelle internationale par l'intermédiaire de La Great-West, compagnie d'assurance-vie, de la London Life, Compagnie d'Assurance-Vie et de La Compagnie d'Assurance du Canada sur la Vie, et aux États-Unis par l'intermédiaire de Great-West Life & Annuity Insurance Company. Lifeco et ses filiales gèrent un actif de plus de 174 milliards de dollars. Great-West Lifeco est membre du groupe de sociétés de la Corporation Financière Power.

-30-

Pour de plus amples renseignements, veuillez communiquer avec :

Marlene Klassen
Directrice générale, Relations avec les médias et le public
(204) 946-7705

RECEIVED
2005 DEC 12 P 4: 11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

THIS FIRST SUPPLEMENTAL INDENTURE made as of November 15, 2005,

B E T W E E N:

GREAT-WEST LIFECO INC.
a corporation governed by the *Canada Business Corporations Act*

(hereinafter called the "Company")

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company under the laws of Canada, having an office in the City of Winnipeg in the Province of Manitoba

(hereinafter called the "Trustee")

WITNESSES THAT:

WHEREAS pursuant to an Indenture made as of March 21, 2003 (the "Principal Deed") between the Company and the Trustee provision was made for the issue of 6.67% Debentures due March 31, 2033 of the Company (the "Debentures") in a principal amount of up to $400,000,000 subject to the terms and conditions set forth therein;

AND WHEREAS the Company has issued 5.90% Non-Cumulative First Preferred Shares, Series F, 5.20% Non-Cumulative First Preferred Shares, Series G, 4.85% Non-Cumulative First Preferred Shares, Series H (collectively the "Company Preferred Stock");

AND WHEREAS the Company is desirous of amending the Principal Deed to provide for an additional Event of Default in addition to those set out in section 6.01 thereof, for the purpose of restricting the Company from redeeming any of the Preferred Stock (as hereinafter defined) other than out of the New Equity Amount (as hereinafter defined) as of the date of redemption;

AND WHEREAS this First Supplemental Indenture is entered into by the Company by way of supplement to the Principal Deed pursuant to section 12.01 thereof;

AND WHEREAS all things necessary have been done and performed to authorize the execution of this First Supplemental Indenture;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Company and not by the Trustee;

NOW THEREFORE THIS FIRST SUPPLEMENTAL INDENTURE WITNESSES that, in consideration of the sum of $10 and other good and valuable consideration paid to the Company, the receipt and sufficiency of which is hereby acknowledged by the Company, it is hereby agreed and declared as follows:

Article 1 - Interpretation

1.1 To be Read with Principal Deed. This First Supplemental Indenture is supplemental to the Principal Deed, and the Principal Deed and this First Supplemental Indenture shall hereafter be read together and shall have effect as if all the provisions thereof and hereof were contained in one instrument.

1.2 Definitions. The following terms shall have the meanings specified below, and all other capitalized terms used but not defined herein shall have the meanings specified in the Principal Deed:

(a) "Affiliate" of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person; provided, however, that a trust for which the Company is trustee shall not be deemed to be an Affiliate of the Company if: (i) neither the Company nor any subsidiary of the Company is the grantor or depositor of the trust; (ii) neither the Company nor any of its subsidiaries is a beneficiary of such trust; and (iii) not more than 25% of such trust's assets by fair value consist of securities issued by the Company or any of its subsidiaries. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

(b) "Covered Debt" means: (i) at the date of this First Supplemental Indenture and continuing to but not including the first Redesignation Date, the Initial Covered Debt; and (ii) thereafter, commencing with each Redesignation Date and continuing to but not including the next succeeding Redesignation Date, the Qualifying Debt identified by the Company pursuant to Section 3.2 hereof as the Covered Debt for such period.

(c) "Covered Debtholder" means, as to the Covered Debt then in effect, each holder of such Covered Debt as reflected on the securities register maintained by or on behalf of the Company with respect to such Covered Debt.

(d) "Initial Covered Debt" means the Debentures (CUSIP No. CA 39138CAC0) outstanding from time to time pursuant to the Trust Deed.

(e) "New Equity Amount" means, on any date, relative to any Preferred Stock, the net proceeds received during the three months prior to such date from new issuances of (i) common shares of the Company or (ii) any other securities of the Company that, as reasonably determined in good faith by the board of directors of the Company, (x) have a ranking on a liquidation or dissolution of the Company that is *pari passu* with or junior to the ranking that such Preferred Stock has (or had if all of such Preferred Stock has been redeemed) on a liquidation or dissolution of the Company, (y) are perpetual, with no prepayment obligation on the part of the Company, whether at the election of the holders thereof or otherwise (although any such other securities may be subject to early redemption at the option of the Company), and (z) dividends or other distributions on which are non-cumulative; provided, however, that the net proceeds of any such other securities issued to any Affiliate of the Company shall not qualify as a New Equity Amount.

(f) "NRSRO" means an approved rating organization within the meaning of National Instrument 51-102 "Continuous Disclosure Obligations".

(g) "Preferred Stock" means (i) the Company Preferred Stock, (ii) any other class or series of preferred shares of the Company that is designated in writing by the Company to the Trustee as "Preferred Stock" for the purposes of the Trust Deed, and (iii) any other securities of the Company (as referred to in clause (ii) of the definition of a New Equity Amount) the proceeds of which were applied to redeem any Preferred Stock.

(h) "Qualifying Debt" means, at any time, each class or series of the Company's then outstanding long-term indebtedness for money borrowed that: (i) is then assigned a rating by at least one NRSRO (but only if at least one class or series of the Company's then outstanding long-term indebtedness for money borrowed has then been assigned a rating by at least one NRSRO, otherwise this clause (i) shall not be applicable); (ii) has an outstanding principal amount of not less than $100,000,000; and (iii) was issued through or with the assistance of an investment banking firm or firms acting as underwriters, initial purchasers or placement or distribution agents. For purposes of this definition each issuance of long-term indebtedness for money borrowed of the Company that has a separate CUSIP number shall be deemed to be a class or series of the Company's long-term indebtedness for money borrowed that is separate from each other class or series of such indebtedness.

(i) "Redesignation Date" means, as to the then effective Covered Debt, the earlier of: (i) the date that is two years prior to the final maturity date of such Covered Debt; and (ii) if the Company elects to redeem, or the Company or an Affiliate of the Company elects to repurchase, such Covered Debt either in whole or in part with the consequence that the outstanding principal amount of such Covered Debt is

less than $100,000,000 after giving effect to such redemption or repurchase, the applicable redemption or repurchase date.

(j) "Trust Deed" refers to the Principal Deed and all indentures, deeds or other instruments supplemental or ancillary thereto including this First Supplemental Indenture.

Article 2 – Additional Event of Default

2.1 Amendment. The following additional Event of Default is added to the Principal Deed, and for such purpose section 6.01 of the Principal Deed is amended by deleting "and" at the end of paragraph 6.01(e) thereof; by replacing the period at the end of paragraph 6.01(f) thereof with "; and", and by adding the following paragraph thereto:

"(g) the redemption of any Preferred Stock by the Company, unless and only to the extent that the redemption price is equal to or less than the New Equity Amount as of the date of redemption."

Article 3 – Covenants, Representation and Warranty

3.1 Disclosure. The Company covenants that: (i) for so long as the Company is a reporting issuer under the *Securities Act* (Ontario), the Company will include in each annual information form filed with the Ontario Securities Commission pursuant to the requirements of National Instrument 51-102 a description of the Event of Default set forth in Section 2.1 hereof and the identity of the class or series of the Company's long-term indebtedness for money borrowed that is the Covered Debt as of the date such annual information form is filed with the Ontario Securities Commission; (ii) within 30 days after a class or series of the Company's indebtedness for money borrowed (x) becomes Covered Debt as contemplated by this First Supplemental Indenture or (y) ceases to be Covered Debt if such class or series has theretofore become Covered Debt, give notice of such occurrence to the Covered Debtholders of such indebtedness for money borrowed in the manner provided for in the indenture, fiscal agency agreement or other instrument under which such indebtedness for money borrowed was issued and publicly announce such occurrence in a news release distributed through a widely-circulated news or wire service and filed on the System for Electronic Document Analysis and Retrieval; and (iii) if the Company ceases to be a reporting issuer under the *Securities Act* (Ontario), the Company will post on its website a description of the Event of Default set forth in Section 2.1 hereof and the identity of the class or series of the Company's long-term indebtedness for money borrowed that is the Covered Debt (up-dated within 30 days after a class or series of the Company's indebtedness for money borrowed (x) becomes Covered Debt for purposes of this First Supplemental Indenture or (y) ceases to be Covered Debt if such class or series has thereafter become Covered Debt).

3.2 Redesignation Dates and Identification of Successor Covered Debt.

(a) The Company represents and warrants that the Initial Covered Debt is Qualifying Debt.

(b) During the period commencing on the earlier of: (x) the date two years and 30 days prior to the final maturity date for the then effective Covered Debt; and (y) the date on which the Company gives notice of redemption of the then effective Covered Debt if such redemption is in whole or in part and, after giving effect to such redemption, the outstanding principal of such Covered Debt would be less than $100,000,000; or if earlier, the date on which the Company or an Affiliate of the Company repurchases the then effective Covered Debt in whole or in part and, after giving effect to such repurchase, the outstanding principal amount of such Covered Debt would be less than $100,000,000; the Company shall identify the class or series of its Qualifying Debt that will become the Covered Debt on the related Redesignation Date in accordance with the following procedures:

(i) the Company shall identify each class or series of its then outstanding long-term indebtedness for money borrowed that is Qualifying Debt;

(ii) if only one class or series of the Company's then outstanding long-term indebtedness for money borrowed is Qualifying Debt, such class or series shall become the Covered Debt commencing on the related Redesignation Date;

(iii) if the Company has more than one outstanding class or series of outstanding long-term indebtedness for money borrowed that is Qualifying Debt, then the Company shall identify the class or series that has the latest occurring final maturity date as of the date the Company is applying the procedures in this Section 3.2 and such class or series shall become the Covered Debt on the upcoming Redesignation Date;

(iv) the class or series of the Company's then outstanding long-term indebtedness for money borrowed that is determined to be Covered Debt pursuant to clause (ii) or (iii) above shall be the Covered Debt for the period commencing on the related Redesignation Date and continuing to but not including the Redesignation Date as of which a new class or series of the Company's outstanding long-term indebtedness is next determined to be the Covered Debt pursuant to the procedures set forth in this Section 3.2;

(v) for the purpose of giving effect to the designation of a new class of Covered Debt, the Company shall enter into a supplemental trust indenture in form and substance similar to this First Supplemental Indenture with the

trustee for the Covered Debtholders of such new class of Covered Debt or, if there is no trust indenture or trustee for the Covered Debtholders of such new class of Covered Debt, the Company shall enter into an agreement in substance similar to this First Supplemental Indenture with the Covered Debtholders of such new class of Covered Debt; and

(vi) in connection with the designation of a new class of Covered Debt, the Company shall give the notice provided for Section 3.1 hereof within the time frame provided for such Section.

(c) Term. The Event of Default set forth in Section 2.1 hereof and the covenants in Section 3.1 hereof and this Section 3.2 shall remain in full force and effect until the earliest to occur of: (i) the date, if any, on which the holders of the Debentures by Extraordinary Resolution in accordance with the terms of the Trust Deed consent to the termination thereof; (ii) the date on which none of the Company and its subsidiaries has any outstanding long-term indebtedness for money borrowed that is assigned a rating by at least one NRSRO; and (iii) the Redesignation Date.

Article 4 - Miscellaneous

4.1 Acceptance of Trust. The Trustee hereby accepts the trusts in this First Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Trust Deed.

4.2 Descriptive Headings. The descriptive headings contained in this First Supplemental Indenture are inserted for convenience only, and shall not be deemed to affect the meaning or construction of any of the provisions hereof.

4.3 Confirmation. All terms and conditions of the Principal Deed remain in full force and effect, unamended except as specified in this First Supplemental Indenture, and the Principal Deed, as supplemented by this First Supplemental Indenture, is ratified and confirmed.

4.4 Successors and Assigns. This First Supplemental Indenture shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns.

4.5 Counterparts and Formal Date. This First Supplemental Indenture may be executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and, notwithstanding their dates of execution, shall be deemed to bear date as of the date first set forth above.

IN WITNESS WHEREOF the parties hereto have duly executed this First Supplemental Indenture under the hands of their proper officers in that behalf.

GREAT-WEST LIFECO INC.

by: 'R.L. McFeetors'
name:
title: President and Chief Executive Officer

by: 'W.W. Lovatt'
name:
title: Vice-President, Finance, Canada

COMPUTERSHARE TRUST COMPANY OF CANADA

by: 'Stacie Moore'
name:
title: General Manager, Corporate Trust

by: 'Debbie Guenette'
name:
title: Team Leader, Corporate Trust

Exemption # 82-34728

GREAT-WEST
LIFECO INC.

November 24, 2005

Commission des valeurs mobilières du Québec
800, square Victoria, 21e étage, C.P. 246
Tour de la Bourse
Montréal, (Québec)
H4Z 1G3

Dear Sir or Madame,

Re: Great-West Lifeco Inc.
2005 Normal Course Issuer Bid for Common Shares

A copy of the Notice of Intention to Make a Normal Course Issuer Bid was approved by the Toronto Stock Exchange and filed with SEDAR on November 24, 2005. As part of this submission, a Press Release was also filed.

The following is the information required by section 189.1.2 of the Quebec Regulations:

(1) Great-West Lifeco Inc.
100 Osborne Street North
Winnipeg, Manitoba R3C 3A5

(2) Holders of common shares of Great-West Lifeco Inc.

(3) Great-West Lifeco Inc. common shares (CUSIP # 39138C106)

(4) December 1, 2005 through November 30, 2006.

(5) 3,000,000

(6) $29.03 (closing price of shares on November 18, 2005)

(7) Fee of $3,701.33 (3,000,000 x .017% x 25% x $29.03) was filed via SEDAR.

Signed: Great-West Lifeco Inc.

per: Laurie A. Speers
Associate Secretary

Phone: (204) 946-8682
Fax: (204) 946-4139

GREAT-WEST LIFECO INC.

Stock Symbol - GWO

NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID

Great-West Lifeco Inc. (the *"Corporation"*) hereby gives notice of its intention to make a normal course issuer bid (the *"Bid"*) to purchase, from time to time, if it is considered advisable, certain of its outstanding common shares (the *"Shares"*) through the facilities and in accordance with the rules and policies of the Toronto Stock Exchange (the *"Exchange"*).

Shares Sought

The Corporation intends to purchase for cancellation, during the course of the Bid, up to but not more than 3,000,000 Shares, representing 0.337% of the 890,806,278 Shares outstanding on November 18, 2005. Purchases of Shares pursuant to the Bid shall not, when aggregated with the total of all other Shares purchased in the preceding 30 days, aggregate more than 2% of the number of Shares outstanding on the date of acceptance of this Notice by the Exchange. Any Shares purchased by the Corporation under the Bid will be cancelled.

Duration

The Bid will commence on December 1, 2005 and will terminate on November 30, 2006.

Method of Acquisition

Purchases will be made on the open market through the facilities of the Exchange. Purchases of and payment for the Shares will be made by the Corporation in accordance with the requirements of the Exchange. The price which the Corporation will pay for any Shares acquired by it will be the market price of the Shares at the time of acquisition. The Corporation has no present intention of purchasing shares other than by means of open market transactions or exempt offers during the period that the Bid is outstanding.

Consideration Offered

Each purchase made by the Corporation pursuant to the Bid will be made at a price which is not higher than the last independent trade of a board lot of the Shares.

Reasons for the Normal Course Issuer Bid

The Corporation utilizes the normal course issuer bid program to acquire common shares to mitigate the dilutive effect of stock options issued under the Corporation's Stock Option Plan.

Valuation

After reasonable inquiry, the directors and officers of the Corporation are not aware of any valuation or appraisal of the Corporation or its material assets or securities prepared within the two years preceding the date hereof.

Previous Purchases

During the 12-month period preceding the date hereof, the Corporation purchased 1,995,400 Shares pursuant to its previous normal course issuer bids, at an average price of $27.87 per share.

Persons Acting Jointly or in Concert with the Corporation

There are no persons acting jointly or in concert with the Corporation in connection with the Bid.

Acceptance by Insiders, Affiliates and Associates

To the knowledge of the undersigned after reasonable inquiry, (i) no director or senior officer of the Corporation, (ii) no associate of a director or senior officer of the Corporation, (iii) no person acting jointly or in concert with the Corporation, and (iv) no person holding 10% or more of any class of equity securities of the Corporation, intends to sell Shares of the Corporation during the course of the Bid.

Material Changes in the Affairs of the Corporation

There are no material changes or plans or proposals for material changes in the affairs of the Corporation which have not been disclosed generally.

Certificate

This Notice is certified by the undersigned as complete and accurate and in compliance with Part 6 of the Rules and Policies of the Exchange. This Notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made. The filing of this Notice has been duly authorized by the Board of Directors of the Corporation and the undersigned has been duly authorized by the Board of Directors of the Corporation to sign this Notice and to make the statements contained herein.

Dated this 21st day of November, 2005.

On behalf of the Board of Directors
of Great-West Lifeco Inc.

W. W. Lovatt
Vice-President, Finance, Canada

Exemption # 82-34728

GREAT-WEST
LIFECO INC.

November 24, 2005

Commission des valeurs mobilières du Québec
800, square Victoria, 21e étage, C.P. 246
Tour de la Bourse
Montréal, (Québec)
H4Z 1G3

Dear Sir or Madame,

Re: Great-West Lifeco Inc.
2005 Normal Course Issuer Bid for Preferred Shares, Series D

A copy of the Notice of Intention to Make a Normal Course Issuer Bid was previously approved by the Toronto Stock Exchange and filed with SEDAR. The related Press Release was filed with SEDAR on August 26, 2005.

The following is the information required by section 189.1.2 of the Quebec Regulations:

(1) Great-West Lifeco Inc.
100 Osborne Street North
Winnipeg, Manitoba R3C 3A5

(2) Holders of Non-Cumulative First Preferred Shares, Series D of Great-West Lifeco Inc.

(3) Great-West Lifeco Inc. Non-Cumulative First Preferred Shares, Series D **(CUSIP # 39138C601)**

(4) September 1, 2005 through August 31, 2006.

(5) 799,600

(6) $26.99 (closing price of shares on August 22, 2005)

(7) Fee of $917.20 (799,600 x .017% x 25% x $26.99) was filed via SEDAR.

Signed: Great-West Lifeco Inc.

per: Laurie A. Speers
Associate Secretary

Phone: (204) 946-8682
Fax: (204) 946-4139

GREAT-WEST
LIFECO INC.

November 24, 2005

Commission des valeurs mobilières du Québec
800, square Victoria, 21e étage, C.P. 246
Tour de la Bourse
Montréal, (Québec)
H4Z 1G3

Dear Sir or Madame,

Re: Great-West Lifeco Inc.
2005 Normal Course Issuer Bid for Preferred Shares, Series E

A copy of the Notice of Intention to Make a Normal Course Issuer Bid was previously approved by the Toronto Stock Exchange and filed with SEDAR. The related Press Release was filed with SEDAR on August 26, 2005.

The following is the information required by section 189.1.2 of the Quebec Regulations:

(1) Great-West Lifeco Inc.
100 Osborne Street North
Winnipeg, Manitoba R3C 3A5

(2) Holders of Non-Cumulative First Preferred Shares, Series E of Great-West Lifeco Inc.

(3) Great-West Lifeco Inc. Non-Cumulative First Preferred Shares, Series E **(CUSIP # 39138C700)**

(4) September 1, 2005 through August 31, 2006.

(5) 2,380,000

(6) $28.00 (closing price of shares on August 22, 2005)

(7) Fee of $2,832.20 (2,380,000 x .017% x 25% x $28.00) was filed via SEDAR.

Signed: Great-West Lifeco Inc.

per: Laurie A. Speers
Associate Secretary

Phone: (204) 946-8682
Fax: (204) 946-4139

GREAT-WEST LIFECO INC.

Stock Symbol – GWO.PR.E, GWO.PR.X

NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID

Great-West Lifeco Inc. (the *"Corporation"*) hereby gives notice of its intention to make a normal course issuer bid (the *"Bid"*) to purchase, from time to time, if it is considered advisable, certain of its Non-Cumulative First Preferred Shares, Series D (the *"Series D Preferred Shares"*) and Non-Cumulative First Preferred Shares, Series E (the *"Series E Preferred Shares"*, the Series E Preferred Shares and Series D Preferred Shares hereafter collectively referred to as the *"Purchased Shares"*) through the facilities and in accordance with the rules and policies of The Toronto Stock Exchange (the *"Exchange"*).

Shares Sought

The Corporation intends to purchase for cancellation, during the course of the Bid, up to but not more than 799,600 Series D Preferred Shares and 2,380,000 Series E Preferred Shares, representing 10% of the public float of the Series D Preferred Shares and 9.97% of the public float of the Series E Preferred Shares on August 22, 2005. As of August 22, 2005, the public float for the Purchased Shares equaled 7,996,000 Series D Preferred Shares and 23,865,338 Series E Preferred Shares; the total number of outstanding Purchased Shares was 8,000,000 Series D Preferred Shares and 23,868,115 Series E Preferred Shares. Purchases of the Purchased Shares in any 30 day period will not exceed 2% of the respective number of issued and outstanding shares of each series of the Purchased Shares calculated as at the date of acceptance of this notice by the Exchange. Any Purchased Shares purchased by the Corporation under the Bid will be cancelled.

Duration

The Bid will commence on September 1, 2005 and will terminate on the earlier of:

i) August 31, 2006; and

ii) the date on which the maximum number of each series of the Purchased Shares has been purchased by the Corporation pursuant to the Bid.

Method of Acquisition

Purchases will be made on the open market through the facilities of the Exchange. Purchases of and payment for the Purchased Shares will be made by the Corporation in accordance with the requirements of the Exchange. The price which the Corporation will pay for any Purchased Shares acquired by it will be the market price of such shares at the time of acquisition. The Corporation has no present intention of purchasing shares of the Corporation other than by means of open market transactions or exempt offers during the period that the Bid is outstanding.

Consideration Offered

Each purchase made by the Corporation pursuant to the Bid will be made at a price which is not higher than the last independent trade of a board lot of such Purchased Shares.

Reasons for the Normal Course Issuer Bid

The Corporation utilizes the normal course issuer bid program to acquire the Purchased Shares in order to reduce the Corporation's overall use of financial leverage represented by debt and non-perpetual preferred shares.

Valuation
After reasonable inquiry, the directors and officers of the Corporation are not aware of any valuation or appraisal of the Corporation or its material assets or securities prepared within the two years preceding the date hereof.

Previous Purchases
The Corporation has not made any purchases of either the Series D Preferred Shares or the Series E Preferred Shares in the past 12 months.

Persons Acting Jointly or in Concert with the Corporation
There are no persons acting jointly or in concert with the Corporation in connection with the Bid.

Acceptance by Insiders, Affiliates and Associates
To the knowledge of the undersigned after reasonable inquiry, (i) no director or senior officer of the Corporation, (ii) no associate of a director or senior officer of the Corporation, (iii) no person acting jointly or in concert with the Corporation, and (iv) no person holding 10% or more of any class of equity securities of the Corporation, intends to sell either the Series D Preferred Shares or Series E Preferred Shares during the course of the Bid.

Material Changes in the Affairs of the Corporation
There are no material changes or plans or proposals for material changes in the affairs of the Corporation which have not been disclosed generally.

Certificate
This Notice is certified by the undersigned as complete and accurate and in compliance with Part 6 of the Rules and Policies of the Exchange. This Notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made. The filing of this Notice has been duly authorized by the Board of Directors of the Corporation and the undersigned has been duly authorized by the Board of Directors of the Corporation to sign this Notice and to make the statements contained herein.

Dated this 23rd day of August, 2005.

On behalf of the Board of Directors
of Great-West Lifeco Inc.

____
W. W. Lovatt
Vice-President, Finance, Canada